Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 (the “Consolidated Financial Statements”). The date of this MD&A is March 6, 2018. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Effective June 26, 2017, the Company changed its name from Penn West Petroleum Ltd. to Obsidian Energy Ltd.

For additional information, including Obsidian Energy’s Consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and net debt included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2017	2016	2015
Gross revenues (1)	$460	$709	$1,268
Funds flow from operations	192	182	249
Basic per share	0.38	0.36	0.50
Diluted per share	0.38	0.36	0.50
Net loss	(84)	(696)	(2,646)
Basic per share	(0.17)	(1.39)	(5.27)
Diluted per share	(0.17)	(1.39)	(5.27)
Development capital expenditures (2)	141	82	470
Property acquisitions (dispositions), net	(110)	(1,415)	(800)
Long-term debt	359	469	1,940
Dividends declared	—	—	15
Dividends declared per share	—	—	0.03
Total assets	$3,008	$3,339	$5,924

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes the effect of capital carried by partners.

In 2016 and into early 2017, the Company completed several asset dispositions continuing its focus on balance sheet strength and creating efficiencies within its asset base. As a result of disposition activities, production volumes declined which led to lower gross revenues and total assets from comparative periods.

In 2017, the net loss was attributed to higher depletion costs on a per boe basis and a low commodity price environment specifically in the first half of 2017.

In 2016, the net loss was due to non-cash property, plant and equipment (“PP&E”) impairment charges as a result of classifying certain assets as held for sale and impairments on exploration & evaluation (“E&E”) assets as the Company re-focused its development plans to the Cardium, Peace River, Viking and Deep Basin areas in Alberta.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

In 2017, due to significant improvements in Obsidian Energy’s financial position, the Company increased its capital program and focused on its key development areas, specifically, the Cardium, Viking, Peace River and Deep Basin. In 2016, capital expenditures were lower compared to 2015 as the Company reduced its first half capital program in response to declining commodity prices.

Long-term debt declined significantly since 2015 as proceeds from asset dispositions were used to reduce the Company’s outstanding debt balance both under its credit facility and senior notes.

On September 1, 2015, the Company announced that its Board of Directors approved the suspension of the dividend until further notice. The last dividend payment of $0.01 per share was on October 15, 2015.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended	2017	2017	2017	2017	2016	2016	2016	2016
Gross revenues (1)	$119	$98	$111	$132	$133	$136	$209	$231
Funds flow from operations	52	40	43	57	48	32	55	47
Basic per share	0.10	0.08	0.09	0.11	0.10	0.06	0.11	0.09
Diluted per share	0.10	0.08	0.09	0.11	0.10	0.06	0.11	0.09
Net income (loss)	(58)	(44)	(9)	27	(232)	(232)	(132)	(100)
Basic per share	(0.12)	(0.09)	(0.02)	0.05	(0.46)	(0.46)	(0.26)	(0.20)
Diluted per share	$(0.12)	$(0.09)	$(0.02)	$0.05	$(0.46)	$(0.46)	$(0.26)	$(0.20)
Production
Liquids (bbls/d) (2)	19,535	18,779	19,033	21,169	21,295	23,355	41,848	53,012
Natural gas (mmcf/d)	71	68	68	82	103	107	130	144

Total (boe/d)	31,447	30,166	30,436	34,900	38,481	41,233	63,568	77,010

(1)	Includes realized gains and losses on commodity contracts and excludes gains/losses on foreign exchange hedges.
(2)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2017	2016
Cash flow from operating activities	$125	$(137)
Change in non-cash working capital	(5)	97
Decommissioning expenditures	16	11
Office lease settlements	16	4
Monetization of foreign exchange contracts	—	(32)
Settlements of normal course foreign exchange contracts	(8)	(3)
Monetization of transportation commitment	—	(20)
Realized foreign exchange loss – debt prepayments	—	191
Realized foreign exchange loss – debt maturities	6	37
Carried operating expenses (1)	21	15
Restructuring charges	10	19
Other expenses (2)	11	—

Funds flow from operations	$192	$182

Per share – funds flow from operations
Basic per share	$0.38	$0.36
Diluted per share	$0.38	$0.36

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership which came to an end in December 2017.
(2)	The Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission (“SEC”) for US$8.5 million (CAD$11 million) during the fourth quarter of 2017.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

In 2017, funds flow from operations increased from 2016 mainly due to higher realized commodity prices and improvements in the Company’s cost structure as it focused its operations on key development areas within Alberta. This was partially offset by lower production volumes as the Company completed several dispositions, particularly in 2016.

Additionally, in 2017, Obsidian Energy repaid senior notes in an aggregate amount of $26 million (2016 – $185 million) as part of normal maturities. In 2016, $1,075 million of senior notes were prepaid as a result of the offers made at par to the Company’s noteholders using asset disposition proceeds.

Lastly, in 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

Business Strategy

In 2017, the Company took a balanced and disciplined approach to developing its asset portfolio with a focus on organic production growth and living within funds flow from operations. Obsidian Energy plans to continue this approach in 2018 with further development on its predictable, low decline asset base across its key areas being the Cardium, Peace River, Viking and Deep Basin.

The Company’s key focuses in 2018 include:

•	Cardium - planned spending of approximately $50 million to further develop the Company’s high netback, low decline asset, drilling 11 horizontal producers (gross operated wells) amongst its Pembina and Willesden Green assets. Additional spending of $12 million on non-operated primary drilling, $5 million integrated waterflood and optimization opportunities and $4 million on land and seismic data.

•	Peace River – planned development of approximately $8 million to drill four (2.2 net) primary, “cold flow” wells in 2018.

•	Alberta Viking – planned investment of approximately $6 million to drill four wells in the area as the Company focuses its program in similar areas to its 2017 program and leverages off existing infrastructure.

•	Deep Basin - planned spending of approximately $8 million resulting in two wells drilled with a focus on continued development of the Company’s position, targeting high pressure areas and strategic positions close to the Company’s operated processing facilities.

•	Optimization – planned spending of approximately $14 million to optimize existing well bores, involving multiple projects across the Company’s portfolio with the most capital efficient spend within the Company’s 2018 capital budget.

As Obsidian Energy moves forward, the Company believes its plans offer a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous five quarters.

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Benchmark prices
WTI crude oil ($US/bbl)	$55.40	$48.21	$48.29	$51.91	$49.29
Edm mixed sweet par price (CAD$/bbl)	68.94	56.63	61.83	63.87	61.58
Western Canada Select (CAD$/bbl)	54.87	47.91	49.98	49.38	46.63
NYMEX Henry Hub ($US/mcf)	2.93	3.00	3.18	3.32	2.98
AECO Index (CAD$/mcf)	1.82	1.75	2.78	2.82	2.95
Foreign exchange rate (CAD$/$US)	1.2717	1.2528	1.3449	1.3238	1.3344
Average sales price (1)
Light oil (CAD$/bbl)	67.29	55.94	61.46	63.21	58.76
Heavy oil (CAD$/bbl)	38.12	30.36	31.61	33.21	27.09
NGL (CAD$/bbl)	39.74	28.29	29.14	27.79	25.09
Total liquids (CAD$/bbl)	56.10	45.05	48.86	51.15	45.82
Natural gas (CAD$/mcf)	2.51	2.35	3.10	3.22	2.98
Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(1.14)	(2.89)	(2.26)	(3.54)	(3.11)
WTI - WCS Heavy ($US/bbl)	$(12.27)	$(9.94)	$(11.13)	$(14.58)	$(14.32)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices continued to be volatile in 2017 as the market responded to ongoing discussions regarding OPEC and Non-OPEC production agreements and the response of US shale supply to increasing oil prices. WTI traded between US$45 per barrel and US$55 per barrel through most of the year before increasing to US$60 per barrel in late 2017 as oil inventories began to approach more reasonable levels and OPEC and non-OPEC producers agreed to a production ceiling through 2018. For 2017, WTI averaged US$50.95 per barrel. In the fourth quarter of 2017, WTI declined to approximately US$50 per barrel early in the quarter before improving to approximately US$60 per barrel near the end of the year as a result of the aforementioned production ceiling extension.

Canadian light and heavy oil differentials strengthened through most of 2017 as unexpected downtime and maintenance affected oil sands and synthetic oil production through the second and third quarters of the year. Canadian heavy oil differentials widened during the fourth quarter in anticipation of incremental heavy oil coming onstream from oil sands projects. Light oil differentials tightened compared to the third quarter of 2017 as strong demand and pricing for synthetic crude positively impacted light sweet crude pricing. For the year, light oil differentials averaged US$2.87 per barrel below WTI and heavy oil averaged US$11.98 per barrel below WTI

Currently, the Company has the following crude oil hedges in place:

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
WTI $USD	$50.82	$50.00	$50.05	$49.78	$50.02	$56.53	$57.00
bbl/day	7,000	7,000	8,000	8,000	3,000	2,000	1,000
WTI $CAD	$71.03	$71.03	$71.04	$71.04	$67.88	$68.58	—
bbl/day	5,000	5,000	4,000	4,000	6,000	4,000	—

Total bbl/day	12,000	12,000	12,000	12,000	9,000	6,000	1,000

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Natural Gas

NYMEX Henry Hub gas prices began 2017 trading at approximately US$3.50 per mcf due to winter weather demand. However, throughout 2017 prices weakened as moderate weather and a strong supply outlook from the Marcellus and other basins resulted in prices closing the year at approximately US$3.00 per mcf. AECO pricing within Alberta declined in 2017 as strong supply growth in both Northwest Alberta and British Columbia put pressure on existing intra-Alberta demand and export capacity.

During the fourth quarter, AECO prices in Alberta continued to trade at a discount to NYMEX with daily prices trading below $1.00 per mcf due to ongoing TransCanada Pipeline restrictions in October. Prices improved later in the fourth quarter to over $2.00 per mcf as restrictions were lifted and cold weather-related demand resulted in storage withdrawals.

In the fourth quarter of 2017, extremely cold weather moved into the US Midwest resulting in strong natural gas prices in the Ventura market. As Obsidian Energy participates within the Ventura market, this contributed to strong realized pricing for the Company versus AECO pricing.

Currently, the Company has the following natural gas hedges in place:

	Q1 2018	Q2 2018	Q3 2018	Q4 2018
AECO $CAD	$2.83	$2.72	$2.67	$2.67
mcf/day	28,400	22,700	17,100	15,200
Ventura $USD (1)	$2.79	$2.79	$2.79	$2.79
mcf/day	7,500	7,500	7,500	7,500

Total mcf/day	35,900	30,200	24,600	22,700

(1)	Until the third quarter of 2020, the Company has an agreement in place to sell 15 mmcf per day of natural gas at the Ventura index price less the cost of transportation from AECO. Recent transportation deductions for the Company to bring product to the Ventura market have been approximately $0.55 per mcf.

Average Sales Prices

	Year ended December 31
	2017	2016	% change
Light oil (per bbl)	$62.13	$47.96	30
Risk management gain (per bbl) (1)	4.50	11.37	(60)

Light oil net (per bbl)	66.63	59.33	12

Heavy oil (per bbl)	33.27	21.22	57

NGL’s (per bbl)	31.16	17.73	76

Natural gas (per mcf)	2.81	2.14	31
Risk management gain (per mcf) (1)	0.15	0.18	(17)

Natural gas net (per mcf)	2.96	2.32	28

Weighted average (per boe)	37.58	28.83	30
Risk management gain (per boe) (1)	2.02	5.03	(60)

Weighted average net (per boe)	$39.60	$33.86	17

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Performance Indicators

Obsidian Energy’s management and Board of Directors monitors its performance based on the following three key focus areas using a number of qualitative and quantitative factors:

•	Values – Includes Obsidian Energy’s execution of its field, health, safety, environmental and regulatory programs and its focus on operational excellence;

•	Delivery – Includes Obsidian Energy key performance metrics including a leading cost structure within the industry and a focus on free cash flow generation; and

•	Growth – Includes the management of the Company’s asset portfolio, financial stewardship and the goal of creating production growth and long-term competitive return on investment for its shareholders.

Values

At Obsidian Energy, the health, safety and wellness of its employees, contractors and stakeholders living within its areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of its operations with its programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout its operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standard for the Company as it focuses on activities across its leading positions within Alberta.

Delivery

The Company met all key targets in 2017 as it continued to emphasize execution and focus on cost reduction initiatives.

•	The Company’s average annual production was 31,723 boe per day, above production guidance of 30,500 to 31,500 boe per day;

•	Development capital expenditures were $157 million compared to capital guidance of $160 million;

•	Operating costs per boe were $13.40 per boe, within the Company’s operating cost guidance of $13.00 - $13.50 per boe;

In 2018, the Company will continue to target capital expenditures within funds flow from operations. For 2018 targets, please refer to the “Outlook” section below.

Growth

In 2017, Obsidian Energy expanded its capital program as it focused on activities within its key development areas. Development plans for 2018 will be within the same key development areas with the Company continuing to progress on integrated waterflood development in the Cardium and build off its initial well results in the Deep Basin. For 2018, Obsidian Energy has an exploration and development capital budget of $125 million, planned decommissioning expenditures of $10 million and is targeting five percent production growth relative to 2017, adjusted for disposition activity. The Company’s reserves replacement will continue to be a focus as noted in 2017 where it replaced 126 percent of production declines through its development program.

The Company believes that it has the operational flexibility and ready to drill inventory as commodity prices allow. Additionally, the Company has protection from commodity price declines through its hedging program to support its development budget.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2017	2016	% change
Light oil (bbls/d)	11,803	22,423	(47)
Heavy oil (bbls/d)	5,387	8,750	(38)
NGL (bbls/d)	2,433	3,636	(33)
Natural gas (mmcf/d)	73	121	(40)

Total production (boe/d)	31,723	54,990	(42)

Obsidian Energy experienced production results in 2017, ahead of guidance, due to its successful development program and improvements in the Company’s base production declines from integrated waterflood performance in the Cardium. Additionally, this led to 10 percent production growth, from the fourth quarter of 2016 to the fourth quarter of 2017, adjusted for disposition activity.

In 2017, the Company closed several dispositions which included properties in British Columbia and in the Swan Hills area of Alberta. Associated average production from these dispositions was 10,600 boe per day.

In 2016, Obsidian Energy closed several asset dispositions with associated average production of approximately 30,000 boe per day as it focused on reducing its debt levels. This resulted in a decline in 2017 production from the comparative period in 2016. Significant dispositions included:

•	the Saskatchewan Viking disposition in June 2016 which had associated average production of approximately 13,700 boe per day;

•	the Slave Point disposition in April 2016 which had associated average production of approximately 3,900 boe per day; and

•	several non-core asset dispositions during the third quarter of 2016 with associated average production of approximately 6,000 boe per day.

Netbacks

	Year ended December 31
	2017			2016
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$50.37	$2.81	$37.58	$28.83
Commodity gain (2)	2.71	0.15	2.02	5.03
Royalties	(3.59)	(0.15)	(2.57)	(1.08)
Transportation	(2.89)	(0.30)	(2.48)	(1.72)
Operating costs	(15.03)	(1.77)	(13.40)	(13.18)

Netback	$31.57	$0.74	$21.15	$17.88

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	19,622	73	31,723	54,990

(1)	Excluded from the netback calculation in the comparable period of 2016 was $28 million, mainly related to the proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.
(2)	Realized risk management gains and losses on commodity contracts.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

In 2017, the Company’s netbacks increased from 2016 primarily due to improvements in commodity prices which was partially offset by lower commodity gains and higher royalties. The Company’s hedging program continues to help reduce the volatility of its funds flow from operations, and thereby improve the Company’s ability to align capital programs going forward. Operating Costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $21 million or $1.78 per boe on a combined basis (2016 - $15 million or $0.75 per boe).

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2017	2016
Liquids	$381	$606
Natural gas	79	103

Gross revenues (1)	$460	$709

(1)	Includes realized risk management gains on commodity contracts which totaled $23 million (2016 - $101 million).

Gross revenues reduced from the prior year as a result of disposition activity, mainly in 2016, which led to a decrease in production volumes and revenues. This was partially offset by increases in the commodity price environment, specifically crude oil prices.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2016	$709
Decrease in liquids production	(244)
Increase in liquids prices (1)	47
Decrease in natural gas production	(41)
Increase in natural gas prices (1)	17
Decrease in other income (2)	(28)

Gross revenues – January 1 – December 31, 2017	$460

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Decrease in other income mainly relates to proceeds received from disposing of a pipeline commitment in 2016.

Royalties

	Year ended December 31
(millions)	2017	2016
Royalties (millions)	$30	$22
Average royalty rate (1)	7%	4%
$/boe	$2.57	$1.08

(1)	Excludes effects of risk management activities.

Royalties increased in 2017, primarily as a result of improved crude oil prices. Additionally, in 2017, the Company received its annual gas cost allowance invoice and recorded a $2 million provision (2016 - $8 million credit).

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Expenses

	Year ended December 31
(millions)	2017	2016
Operating	$176	$281
Transportation	29	35
Financing	23	114
Share-based compensation	$8	$12

	Year ended December 31
(per boe)	2017	2016
Operating (1)	$13.40	$13.18
Transportation	2.48	1.72
Financing	1.96	5.65
Share-based compensation	$0.69	$0.60

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $21 million or $1.78 per boe (2016 - $15 million or $0.75 per boe).

Operating

In 2017, operating costs were within guidance of $13.00 - $13.50 per boe. During the first half of 2017, the Company increased its maintenance activity compared to 2016 when all discretionary spending was reduced as it focused on debt reduction. Additionally, in early 2017, the timing of certain asset disposition activity and costs associated with assets sold or held for sale resulted in higher costs.

On an absolute basis, operating costs decreased from the comparative period as the Company completed several asset dispositions as it focused on debt reduction and concentrating its asset base.

In late 2017, the Company fully utilized the deferred funding asset under the Peace River Oil Partnership resulting in no further carried operating expenses in 2018 and beyond. For 2018, the Company is targeting annual operating costs of $13.00 - $13.50 per boe.

Transportation

In 2017, transportation costs on a per boe basis increased from the comparable period as the Company’s Peace River asset, which has higher average trucking costs due to its proximity to market, is now a larger percentage of the Company’s portfolio as a result of disposition activity closed over the past year.

Financing

In 2017, the Company transitioned to a reserve-based syndicated credit facility. The underlying borrowing base of the syndicated credit facility is $550 million, less the amount of outstanding pari passu senior notes and outstanding GBP cross currency swap, resulting in $410 million currently available under the credit facility. The initial revolving period of the syndicated credit facility ends on May 17, 2018, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At December 31, 2017, the Company had $157 million of unused credit capacity available under the syndicated credit facility.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

At December 31, 2017, the value of the Company’s senior notes was $106 million (2016 – $140 million). Summary information on the Company’s senior notes outstanding as at December 31, 2017 is as follows:

	Issue date	Amount (millions)	Initial Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$5	12 years	5.90%	1.4
2008 Notes	May 29, 2008	US$28	8 –12 years	6.31%	0.7
2009 Notes	May 5, 2009	US$8	5 – 10 years	9.32%	1.3
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	5.85%	2.2
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$21	5 – 15 years	4.94%	4.0
2011 Notes	November 30, 2011	US$12	5 –10 years	4.79%	3.9

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges in 2017 decreased from 2016 as the Company applied asset disposition proceeds to re-pay outstanding indebtedness on its syndicated credit facility and to pre-pay outstanding senior notes.

In 2015, as part of entering into amending agreements with its lenders and noteholders, the Company agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated credit facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

The interest rates on any non-hedged portion of the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at December 31, 2017, 70 percent (December 31, 2016 – 70 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Year ended December 31
(millions)	2017	2016
Options	$1	$1
PSU plan	1	1
DSU plan	—	1
RPSU – equity method	7	6
RPSU – liability method	(1)	3

Share-based compensation	$8	$12

The share price used in the fair value calculation of the RPSU plan (liability method), PSU and DSU obligations at December 31, 2017 was $1.56 (2016 – $2.37).

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

General and Administrative Expenses (“G&A”)

	Year ended December 31
(millions, except per boe amounts)	2017	2016
Gross	$51	$87
Per boe	4.41	4.32
Net	31	56
Per boe	$2.68	$2.81

Obsidian Energy closed a number of asset dispositions in 2016 and early 2017 which resulted in reductions in staff and declines in both the absolute dollars and per boe figures. The Company will continue to seek improvements in its cost structure in 2018, with a target range of $2.00 - $2.50 net per boe.

Restructuring Expense

	Year ended December 31
(millions, except per boe amounts)	2017	2016
Restructuring	$10	$135
Per boe	$0.86	$6.70

In 2017, as a result of disposition activity, the Company further aligned its organizational structure to its operations which led to lower staff levels and associated restructuring costs.

In 2016, the Company recorded a charge totaling $108 million on certain office lease commitments as they were considered onerous contracts. The charge was the result of completing several asset dispositions that led to staff reductions and the need for less office space.

Other Expense

	Year ended December 31
(millions, except per boe amounts)	2017	2016
Other	$15	$—
Per boe	$1.33	$—

In the fourth quarter of 2017, the Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission (“SEC”) for US$8.5 million (CAD$11 million). The settlement is in relation to the Company’s 2014 restatement of certain financial results while it was known as Penn West Petroleum Ltd.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions, except per boe amounts)	2017	2016
Depletion and depreciation (“D&D”)	$289	$368
D&D expense per boe	24.97	18.33
PP&E Impairment	15	288
PP&E Impairment per boe	1.30	14.35
E&E Impairment	—	235
E&E Impairment per boe	—	11.66
Accretion of decommissioning liability	11	24
Accretion expense per boe	$0.95	$1.19

For 2017, the Company’s total D&D expense decreased from the comparative period mainly due to asset disposition activity and impairment charges recorded in 2016.

In 2017, Obsidian Energy announced it had entered into a definitive sale agreement to sell certain assets. As the sales were not closed by the balance sheet dates, the assets were classified as held for sale and impairment tests were required. As the book value of these assets exceeded the fair value received, non-cash impairment charges of $15 million (2016 –$288 million) were recorded.

In 2016, the Company recorded a $235 million impairment charge relating to certain E&E assets in Alberta and natural gas properties in British Columbia as the Company has no future plans for development in these areas as it focuses activities within its key development plays.

Taxes

	Year ended December 31
(millions)	2017	2016
Deferred tax recovery	$13	$252

The decrease in the deferred tax recovery from 2016 was primarily due to impairment and restructuring charges recognized in 2016.

Tax Pools

	As at December 31
(millions)	2017	2016
Undepreciated capital cost (UCC)	$372	$365
Canadian development expense (CDE)	24	—
Canadian exploration expense (CEE)	2	—
Non-capital losses	1,973	2,000
Other	11	67

Total	$2,382	$2,432

In 2017 and 2016, the Company’s tax pool balance declined as a result of asset dispositions that were closed during the year.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior, secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2017	2016
Realized foreign exchange loss on debt maturities	$(6)	$(37)
Realized foreign exchange loss on debt pre-payments	—	(191)
Unrealized foreign exchange gain	11	312

Foreign exchange gain	$5	$84

In 2017, the Company repaid senior notes in the amount of $26 million as part of normal course maturities (2016 – $185 million normal course maturities and $1,075 million in prepayments).

Net Loss

	Years ended December 31
(millions, except per share amounts)	2017	2016
Net loss	$(84)	$(696)
Basic per share	(0.17)	(1.39)
Diluted per share	$(0.17)	$(1.39)

In 2017, the net loss was attributed to higher depletion costs on a per boe basis and a low commodity price environment specifically in the first half of 2017.

In 2016, the net loss was due to non-cash PP&E impairment charges as a result of classifying certain assets as held for sale in addition to impairments on E&E assets as the Company re-focused its development plans to the Cardium, Peace River and Alberta Viking areas.

Capital Expenditures

	Year ended December 31
(millions)	2017	2016
Land acquisition and retention	$3	$2
Drilling and completions	101	71
Well equipping and facilities	83	43
Geological and geophysical	2	4
Corporate	2	2
Capital carried by partners	(50)	(40)
Development capital expenditures (1)	141	82
SR&ED tax credits	(1)	—
Property dispositions, net	(110)	(1,415)

Total expenditures	$30	$(1,333)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

In 2017, the Company focused its development activities across its key areas being the Cardium, Peace River, Viking and Deep Basin. Key highlights include:

•	Cardium – Continued focus on integrated waterflood development with 10 (9.5 net) operated wells drilled and 24 (23.2 net) injectors.

•	Peace River – Primary, cold flow, development within PROP specifically within Harmon Valley, resulting in 22 wells drilled (12.1 net).

•	Viking – Development in the Esther area with 10 (10 net) operated wells drilled with results ahead of expectations.

•	Deep Basin – Drilled the Company’s first three wells (2.4 net) within the Mannville formation.

In the fourth quarter of 2017, as a result of entering into a definitive sale agreement, the Company classified certain non-core legacy assets located in Central Alberta as assets held for sale at December 31, 2017. In January 2018, the transaction closed, with associated average production of approximately 2,200 boe per day sold, in exchange for the assumption of abandonment and reclamation liabilities.

Drilling

	Year ended December 31
	2017		2016
	Gross	Net	Gross	Net
Oil	42	31.6	60	35
Gas	3	2.4	—	—
Injectors, stratigraphic and service	30	26.5	3	3

Total	75	60.5	63	38

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Gain on asset dispositions

	Year ended December 31
(millions)	2017	2016
Gain on asset dispositions	$74	$33

The Company completed its formal disposition program during the first quarter of 2017, by disposing of assets within British Columbia and in the Swan Hills area of Alberta. Additionally, during 2017, the Company closed minor asset dispositions to further focus its asset base within its key development areas in Alberta.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Liquidity and Capital Resources

Capitalization

	Year ended December 31
(millions)	2017	2016
Common shares issued, at market (1)	$787	$1,192
Bank loans and long-term notes	359	469
Cash	(2)	(11)

Total enterprise value	$1,144	$1,650

(1)	Based on share price at December 31, 2017 of $1.56 (December 31, 2016 - $2.37).

Net Debt

	Year ended December 31
(millions)	2017	2016
Bank loans and long-term notes	$359	$469
Working capital deficiency (1)	24	33

Net debt	$383	$502

(1)	The Company’s working capital deficiency excludes the current portion of deferred funding asset, risk management, long-term debt, provisions and assets held for sale.

Liquidity

In the second quarter of 2017, the Company transitioned to a reserve-based syndicated credit facility. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated credit facility and senior notes. On December 31, 2017, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2017
Senior debt to EBITDA (1)	Less than 3:1	1.9
Total debt to EBITDA (1)	Less than 4:1	1.9
Senior debt to capitalization	Less than 50%	15%
Total debt to capitalization	Less than 55%	15%

(1)	EBITDA is calculated in accordance with Obsidian Energy’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Financial Instruments

The Company had the following financial instruments outstanding as at December 31, 2017. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	1,900 mcf/d	Jan/18 – Mar/18	$3.19/mcf	$—
AECO Swaps	1,900 mcf/d	Jan/18 – Jun/18	$2.91/mcf	—
AECO Swaps	1,900 mcf/d	Jan/18 – Sep/18	$2.69/mcf	1
AECO Swaps	3,800 mcf/d	Jan/18 – Mar/18	$3.33/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Jun/18	$2.84/mcf	1
AECO Swaps	15,200 mcf/d	Jan/18 – Dec/18	$2.67/mcf	6
Ventura	7,500 mcf/d	Jan/18 – Dec/18	US$2.79/mcf	—
Crude Oil
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	$71.00/bbl	(1)
WTI Swaps	2,000 bbl/d	Jul/18 – Dec/18	US$50.09/bbl	(4)
WTI Swaps	6,000 bbl/d	Jan/18 – Mar/18	US$51.07/bbl	(6)
WTI Swaps	4,000 bbl/d	Apr/18 – Jun/18	US$50.95/bbl	(4)
WTI Swaps	2,000 bbl/d	Jul/18 – Sep/18	US$51.90/bbl	(2)
WTI Swaps	2,000 bbl/d	Oct/18 – Dec/18	US$50.81/bbl	(2)
WTI Swaps	4,000 bbl/d	Jan/18 – Dec/18	$71.04/bbl	(5)
WTI Swaps	1,000 bbl/d	Jan/18 – Dec/18	US$49.35/bbl	(4)
WTI Swaps	2,000 bbl/d	Apr/18 – Dec/18	US$48.43/bbl	(7)
WTI Swaps	1,000 bbl/d	Jul/18 – Mar/19	US$50.20/bbl	(3)
WTI Swaps	2,000 bbl/d	Jan/19 – Mar/19	$66.50/bbl	(1)
WTI Swaps	2,000 bbl/d	Jan/19 – Mar/19	US$49.93/bbl	(1)
WTI Swaps	4,000 bbl/d	Jan/19 – Jun/19	$68.58/bbl	(2)
WTI Swaps	1,000 bbl/d	Apr/19 – Jun/19	US$55.35/bbl	—
Foreign exchange forward contracts on revenue
FX Collar	US$24	2018	1.210 to 1.272 USD/CAD	—
FX Swap	US$24	2018	1.2768	1
FX Swap	US$24	2018	1.2500	—
FX Swap	US$24	2018	1.2568	—
FX Swap	US$24	2018	1.2803	1
FX Swap	US$12	2018	1.2840	—
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(18)
18-month offset	(£43)	2018	1.7049 CAD/GBP, 6.95%	—
10-year initial term	£5	2019	1.8051 CAD/GBP, 9.15%	—
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$(50)

Please refer to Obsidian Energy’s website at www.obsidianenergy.com for details on all financial instruments currently outstanding.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Subsequent to December 31, 2017, the Company entered into the following crude oil swaps and foreign exchange contracts on long-term debt:

Reference Price	Term	Price	Notional
WTI	Apr/19 – Jun/19	US$57.70/bbl	1,000 bbl/d
WTI	Jul/19 – Sep/19	US$57.00/bbl	1,000 bbl/d
USD	Jan/19 – May/19	1.2259	US$5
USD	Jan/19 – May/19	1.2319	US$5
USD	Jan/19 – May/19	1.2400	US$5

Additionally, subsequent to December 31, 2017, the Company unwound its outstanding £5 million and €10 million cross currency swaps for nil proceeds.

The components of risk management on the Statement of Income (Loss) are as follows:

	Year ended December 31
	2017	2016
Realized
Settlement of commodity contracts/assignment	$23	$99
Monetization of commodity contracts	—	2
Settlement of foreign exchange contracts	8	3
Monetization of foreign exchange contracts	—	32

Total realized risk management gain	31	136
Unrealized
Commodity contracts	(7)	(72)
Electricity swaps	—	4
Crude oil assignment	—	(2)
Foreign exchange contracts	(6)	(43)
Cross-currency swaps	6	(34)

Total unrealized risk management (loss)	(7)	(147)

Risk management gain (loss)	$24	$(11)

In 2017, the Company monetized a total of $nil (2016 - US$115 million) of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totaling $nil (2016 - 14,100) mcf per day.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Outlook

For 2018, Obsidian Energy’s capital program is expected to provide five percent production growth from 2017, adjusted for acquisition and disposition activity. The Company expects to fund its capital program using funds flow from operations. There have been no changes to the Company’s 2018 guidance as previously disclosed on January 31, 2018 within the Company’s press release “Obsidian Energy announces Legacy asset disposition”.

Metric			2018 Guidance Range
Average Production		boe per day	29,000 – 30,000
Production Growth rate (1)			5%
E&D Capital Expenditures	$	millions	$125
Decommissioning Expenditures	$	millions	$10
Operating costs	$	/boe	$13.00 - $13.50 per boe
G&A	$	/boe	$2.00 - $2.50 per boe

(1)	Relative to full year 2017 production, adjusted for 2017 and 2018 acquisition and disposition activity, of 28,000 boe per day.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at March 6, 2018 for production, production growth, exploration and development capital expenditures, decommissioning expenditures, operating costs and G&A for 2018 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Obsidian Energy’s capital expenditure levels, operating costs and production, including fluctuations in commodity prices.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

	Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	2	0.01
Liquids production	1,000 bbls/day	15	0.03
Price per mcf of natural gas	$0.10	1	0.01
Natural gas production	10 mmcf/day	—	—
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	1	0.01

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (1)	$31	$269	$34	$15	$7	$3	$359
Transportation	12	10	9	7	5	14	57
Power infrastructure	8	2	—	—	—	—	10
Interest obligations	12	6	2	1	1	—	22
Office lease (2)	34	34	34	34	34	73	243
Decommissioning liability (3)	10	10	10	10	10	97	147

Total	$107	$331	$89	$67	$57	$187	$838

(1)	The 2019 figure includes $253 million related to the syndicated credit facility that is due for renewal in 2019. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totaling $101 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The initial revolving period of the syndicated credit facility ends on May 17, 2018, with an additional one-year term out period. In addition, the Company has an aggregate of US$84 million in senior notes maturing between 2018 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2017	504,340,988
Stock option plan	—
As at March 6, 2018	504,340,988
Options outstanding:
As at December 31, 2017	3,662,575
Forfeited	(669,525)
As at March 6, 2018	2,993,050

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2017	2016	% change
Financial (millions, except per share amounts)
Gross revenues (1)	$119	$133	(11)
Funds flow from operations	52	48	8
Basic per share	0.10	0.10	—
Diluted per share	0.10	0.10	—
Net loss	(58)	(232)	(75)
Basic per share	(0.12)	(0.46)	(74)
Diluted per share	(0.12)	(0.46)	(74)
Development capital expenditures (2)	37	50	(26)
Property acquisition (disposition), net	$(39)	$(14)	>100
Operations
Daily production
Light oil and NGL (bbls/d)	14,288	15,803	(10)
Heavy oil (bbls/d)	5,247	5,493	(4)
Natural gas (mmcf/d)	71	103	(31)

Total production (boe/d)	31,447	38,481	(18)

Corporate netback per boe (2)
Sales price	$40.55	$33.33	22
Risk management gain	—	4.27	(100)

Net sales price	40.55	37.60	8
Royalties	(2.64)	(1.26)	>100
Operating expenses	(12.50)	(14.05)	(11)
Transportation	(2.41)	(1.62)	49

Netback	$23.00	$20.67	11

Liquids netback
Sales price	$56.10	$45.82	22
Risk management gain (loss)	(1.11)	7.76	>(100)

Net sales price	54.99	53.58	3
Royalties	(3.71)	(3.11)	19
Operating expenses	(14.07)	(17.32)	(19)
Transportation	(3.04)	(1.25)	>100

Netback	$34.17	$31.90	7

Natural gas netback
Sales price	$2.51	$2.98	(16)
Risk management gain (loss)	0.30	(0.01)	>100

Net sales price	2.81	2.97	(5)
Royalties	(0.15)	0.17	>(100)
Operating expenses	(1.54)	(1.67)	(8)
Transportation	(0.23)	(0.35)	(34)

Netback	$0.89	$1.12	(21)

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes the effect of capital and operating costs carried by partners.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Financial

Funds flow from operations increased in the fourth quarter of 2017 from the comparative quarter as increases in commodity prices and lower operating costs, more than offset declines in production from asset disposition activity.

Gross revenues decreased in the fourth quarter of 2017 compared to 2016 due to lower production volumes as the Company completed its formal asset disposition program in early 2017.

The net loss in the fourth quarter of 2017 was primarily the result of unrealized risk management losses related to outstanding crude oil contracts. The net loss was lower than the comparative period as the Company recorded impairment charges in 2016, specifically on E&E assets, as the Company focused on its key development areas.

Operations

Netbacks increased from the comparative quarter mainly due to higher realized prices and lower operating costs as the Company continued to focus on cost reduction strategies.

Development activities during the quarter were focused in the Cardium, Deep Basin and Peace River areas with nine net operated wells drilled. Additionally, during the fourth quarter, the Company brought on production its first three Mannville wells all with results at or above expectations.

Production declined from the comparable period in 2016, due to asset dispositions that closed during 2017. During the fourth quarter of 2017, average production within the Company’s key development areas were as follows:

•	Cardium –18,190 boe per day

•	Deep Basin (Cardium) – 1,356 boe per day

•	Peace River – 4,963 boe per day

•	Alberta Viking – 2,508 boe per day

•	Legacy – 4,430 boe per day

In the fourth quarter of 2017, WTI crude oil prices averaged US$55.40 per barrel compared to US$48.21 per barrel in the third quarter of 2017 and US$49.29 per barrel in the fourth quarter of 2016. The increase is mainly due to OPEC and non-OPEC producers commitment to extending a production ceiling to the end of 2018. The AECO Monthly Index averaged $1.82 per mcf in the fourth quarter of 2017 compared to $1.75 per mcf in the third quarter of 2017 and $2.95 per mcf for the fourth quarter of 2016. Natural gas prices decreased in 2017 mainly due to weak demand resulting in high storage levels.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports that it files or submits under applicable securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2017. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2017 the disclosure controls and procedures were effective.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in its ICFR is such that there is a reasonable possibility that a material misstatement of its annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2017. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2017 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2017 and ending on December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Obsidian Energy’s ICFR were made during the quarter.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company has completed its assessment of the standard and adopted the standard retrospectively on January 1, 2018. The Company has also concluded that the adoption of IFRS 15 will not have a material impact on its financial statements. Obsidian Energy will expand its disclosures in the notes to the financial statements as outlined in IFRS 15.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company has concluded that the adoption of IFRS 9 will not result in any material changes in the measurement and carrying value of the Company’s financial instruments.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019. Obsidian Energy is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

OBSIDIAN ENERGY 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Critical Accounting Estimates

Obsidian Energy’s significant accounting policies are detailed in Note 3 to its audited consolidated financial statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 9 to Obsidian Energy’s audited consolidated financial statements details the impact of these accounting standards.

Office Lease Provision

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred. Note 9 to Obsidian Energy’s audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 8 to the Company’s audited consolidated financial statements.

Obsidian Energy’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows from operations are sufficient to fund planned capital programs, financial instruments including swaps and collars may be utilized from time to time.

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Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes it to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA, gross revenues and net debt included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. In addition, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation. EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales. Net debt includes long-term debt and includes the effects of working capital and all cash held on hand.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that Obsidian Energy plans to continue to focus in 2018 on organic production growth and living within funds flow from operations with further development on its predictable, low decline asset base across its key areas including the Cardium, Peace River, Viking and

Deep Basin; the planned spending (including decommissioning), drilling, optimization of the Company; the belief that the Company’s plans offer a predictable growth profile focused on creating liquids weighted,

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sustainable value for all stakeholders; that the Company has an agreement in place to sell certain volumes at Ventura index pricing less the cost of transportation from AECO; that safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly; that the Company is committed to minimizing the environmental impacts of its operations with its programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation; that the Company will continue to target capital expenditures within funds flow from operations; that the Company has the operational flexibility and ready to drill inventory to deliver above five percent production growth by adjusting its second half program as commodity prices allow and the Company has protection from commodity price declines through its hedging program to support its development; that the Company’s hedging program continues to help reduce the volatility of its funds flow from operations and thereby improve the Company’s ability to align capital programs going forward; that the Company will continue to seek improvements in its G&A cost structure in 2018; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our agreements with the syndicated banks and the holders of our senior notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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